YzApp International Inc.
7/F Jinhua Mansion

41 Hanguang Street

Nangang District, Harbin, 150080

People’s Republic of China

March 26, 2009

By EDGAR Transmission

Laura Nicholson, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:

YzApp International Inc.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Filed February 23, 2009

File No. 0-52899

We hereby submit the responses of YzApp International Inc. (“YZAPP” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 19, 2009, providing the Staff’s comments with respect to the above referenced information statement on Schedule 14C (the “Information Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.

Please provide a summary term sheet, as required by Item 14 of Schedule 14A and Item 1001 of Regulation M-A.  See our prior comment 1.

Company Response:  We have provided a summary term sheet on page 12 of the Amendment No. 2 to the Information Statement on Schedule 14C.

Information of the Company, page 13

Background and History of New Resources and Heilongjiang Shuaiyi, page 14

2.

Please revise this section to disclose the purpose and effect of the equity transfer agreement between New Zealand WAYNE’s New Resources Development Co., Ltd. and certain individuals (the “Shuaiyi Founders”), the earn-in agreements between each of the Shuaiyi Founders and New Zealand WAYNE’s Investment Holdings Co., Ltd., and the loan agreements between the Shuaiyi Founders and you.  For example, please disclose the information regarding such agreements that you provided in response to our prior comment 7 and disclose the information regarding such agreements that is set forth in Note 17 to the unaudited financial statements of Heilongjiang Shuaiyi New Energy Development Co., Ltd. as of and for the period ended September 30, 2008.

Company Response:  We have revised our disclosures under the heading “Background and History of New Resources and Heilongjiang Shuaiyi” in the information statement to disclose the purpose and effect of the equity transfer agreement between New Zealand WAYNE’s New Resources Development Co., Ltd. and the Shuaiyi Founders, the earn-in agreements between each of the Shuaiyi Founders and New Zealand WAYNE’s Investment Holdings Co., Ltd., and the loan agreements between the Shuaiyi Founders and Heilongjiang Shuaiyi New Energy Development Co., Ltd.

In addition, we acknowledge and agree that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 451-82287746 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Sincerely,

YzApp International Inc.

By: /s/ Lianyun Han
Lianyun Han
Chief Executive Officer